Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

October 3, 2018

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:

Rocky Mountain High Brands, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed September 7, 2018

File No. 333-226091

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the Company ) in response to staff telephone comments by the United States Securities and Exchange Commission (the Commission ) made October 3, 2018, commenting on Amendment No. 3 to the Company s Registration Statement on Form S-1 filed September 7, 2018 (the Registration Statement ). As requested by the staff s telephone comments, below are supplemental responses to certain written comments made in the Commission s comment letter dated August 3, 2018.

Please be advised that GHS Investments, LLC concluded its resale of all shares registered under the prior registration statenent, which was declared effective February 9, 2018, on July 18, 2018.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.